Exhibit 99.1

Dominion Diamond Corporation Provides Update on Incident at the Ekati Diamond Mine

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--June 23, 2016--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company”) can confirm that at approximately 7:00 am on June 23, 2016, an incident occurred at the Ekati mine site.

A fire broke out during a planned outage in the Process Plant. The Incident Management Team was activated to respond to the situation and the Emergency Response Team (ERT) was called to the scene and the fire has been contained.

All personnel were evacuated from the Process Plant and have been accounted for. At this time, no injuries have been reported.

Our first priority is the safety and well-being of our workforce and of all the people involved in responding to this incident. We will provide further information as it becomes available.

About Dominion Diamond Corporation
Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investor Relations
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca
or
Media Relations
Ms. Laura Worsley-Brown, 867-669-6105
Senior Advisor, External Relations
laura.worsley-brown@ekati.ddcorp.ca